O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cic@stockslaw.com

File #4329
August 3, 2005

VIA EDGAR &
FAX: 202-772-9209

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Attention: Robert F. Telewicz, Jr., Staff Accountant

Dear Sirs:

RE:	ENCORE CLEAN ENERGY, INC.
	-	SEC File Number 000-26047
	-	Item 4.02 Form 8-K filed May 16, 2005

We write on behalf of Encore Clean Energy, Inc. (“Encore”) in response to your comment letter dated July 19, 2005 regarding Encore’s above-referenced Form 8-K filing (the “Comment Letter”).

Our responses herein are based on the factual information provided to us by Encore. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 8-K.

FORM 8-K

1.

WE HAVE CONSIDERED YOUR RESPONSE TO OUR PREVIOUS COMMENT. WE ARE STILL UNSURE HOW YOU HAVE DETERMINED THAT YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING WERE OPERATING EFFECTIVELY AS OF THE DATES NOTED IN LIGHT OF YOUR RESTATEMENT. PLEASE TELL US HOW YOU HAVE EVALUATED THE INTERNAL CONTROL WEAKNESS THAT LEAD TO YOUR RESTATEMENT WITHIN THE CONTEXT OF PCAOB AS#2. REFER TO PARAGRAPH 140 OF PCAOB AS#2 IN YOUR RESPONSE.

In response to this comment, Encore asserts that its internal controls surrounding non-routine and non-systematic transactions were in place and working effectively at the time of the omission. However, one isolated transaction had not been identified through those controls as that transaction occurred in the then recently acquired subsidiary company where the transaction had not been recorded in the subsidiary's records. As a

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Robert F. Telewicz, Jr.

result, consistent with the accounting by the predecessor company, Encore did not record the transaction in the appropriate period.

As a result of the restatement, Encore has established policies for newly acquired companies consistent with the policies of the parent company that all non-routine transactions (particularly in relation to mergers and takeovers) have an independent third party review all documentation, contracts, clauses, agreements and financial information, etc. This will ensure that all non-routine and non-systematic transactions are captured and accounted for appropriately.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/clk

cc:	Encore Clean Energy, Inc.
Attn: Mr. Daniel B. Hunter, President